SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866


08000653

Our Ref: 22277-00002

February 5, 2008

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find copies of two announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen

Encl.

HK1 497458v.5

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2883)

ANNOUNCEMENT ON THE ESTIMATED INCREASE IN REVENUE AND NET PROFITS FOR THE YEAR OF 2007

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Company wishes to announce that in accordance with the unaudited results of the Company for the year ended 31 December 2007, the revenue of the Company for the year of 2007 is estimated to increase by around 40% over the previous year, while the net profit is estimated to increase by around 95% as compared with the the previous year. The specific financial information and data will be disclosed in the Company's annual report for 2007 in details.

The information contained in this announcement is only the preliminary estimates of the Company and has not been audited by its auditors. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

This announcement is made by China Oilfield Serviced Limited (the "**Company**") pursuant to the requirement of Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") to provide shareholders of the Company and the public with the financial information of the Company. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously.

The information contained in this announcement is only the preliminary estimates of the Company and has not been audited by its auditors. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

I. Estimated results for the reporting period

1. Period to which the estimated results applies: 1 January 2007 to 31 December 2007

2. Estimated results: substantial increase as compared to the corresponding period of the previous year

   In accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China in 2006, the Company has carried out a preliminary estimate of the financial data for the year of 2007. The revenue of the Company for the year ended 31 December 2007 is estimated to increase by around 40% over the previous year, while the net profit is estimated to increase by around 95% as compared with the previous year. The specific financial information and data will be disclosed in the Company's annual report for 2007 in details.

3. The estimated results have not been audited by the auditors of the Company.

II. Results of the corresponding period in 2006

Net profit: RMB1,128,235,000

Earnings per share: RMB0.2823

III. Reasons for the substantial increase in net profits

In 2007, all business segments of COSL have recorded growth, which together with the increases in service charge have led to a significant increase in net profits.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

29 January 2008

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

(Shanghai Stock code: 601808)

ANNOUNCEMENT

COSL hereby announces selected unaudited key operational statistics of the company for the twelve months ended 31 December 2007. The comparative statistics for the corresponding period of 2006 are also disclosed in this announcement.

China Oilfield Services Limited ("COSL" or the "Company") is pleased to announce unaudited key operational statistics for the twelve months ended 31 December 2007, together with the comparative statistics for the same period of 2006 as follow:

Drilling Services	As at 31 December 2007	As at 31 December 2006	Change (%)
Operating Days(Days)	**5,308**	**4,769**	**11.3%**
Jack-up Rigs	4,228	3,839	10.1%
Semi-submersible Rigs	1,080	930	16.1%
Utilization Rate (Available Day)	**100.0%**	**100.0%**	**0.0%**
Jack-up Rigs	100.0%	100.0%	0.0%
Semi-submersible Rigs	100.0%	100.0%	0.0%
Utilization Rate (Calendar Day)	**97.0%**	**90.0%**	**7.0%**
Jack-up Rigs	96.5%	91.3%	5.2%
Semi-submersible Rigs	98.6%	84.9%	13.7%

Well Services	As at 31 December 2007	As at 31 December 2006	Change (%)
Logging (no. of jobs)	865	837	3.3%
Drilling Fluids (no. of wells)	290	291	-0.3%
Directional Drilling (no. of jobs)	581	242	140.1%
Cementing (no. of wells)	474	332	42.8%
Well Completion (no. of jobs)	1,527	1,244	22.7%
Well Workover (Team•day)	15,944	13,369	19.3%

Marine Support and Transportation Services	As at 31 December 2007	As at 31 December 2006	Change (%)
Operating Days(days)	**24,229**	**23,668**	**2.4%**
Standby vessels	13,202	13,321	-0.9%
AHTS vessels	7,172	6,554	9.4%
PSV vessels	2,145	2,113	1.5%
Utility vessels	1,710	1,680	1.8%
Vessel Utilization Rate (Available day)	**99.6%**	**99.1%**	**0.5%**
Standby vessels	99.8%	99.7%	0.1%
AHTS vessels	100.0%	98.8%	1.2%
PSV vessels	99.7%	99.8%	-0.1%
Utility vessels	96.6%	94.9%	1.7%
Vessel Utilization Rate (Calendar day)	**94.9%**	**95.1%**	**-0.2%**
Standby vessels	95.2%	96.0%	-0.8%
AHTS vessels	93.9%	93.7%	0.2%
PSV vessels	97.9%	96.5%	1.4%
Utility vessels	93.7%	92.1%	1.6%

Geophysical Services	As at 31 December 2007	As at 31 December 2006	Change (%)
2D Seismic Data			
Data Collection(km)	37,810	45,682	-17.2%
Data Processing(km)	14,137	14,512	-2.6%
3D Seismic Data			
Data Collection(km^2)	9,694	7,337	32.1%
Data Processing(km^2)	5,686	4,187	35.8%

Upon the approval of the Board of the Company, the budget for capital expenses of the Company in 2008 will be RMB 5 billion. The budget will mainly be used in the construction and the purchase of one twelve-streamer seismic vessel, one deep-water engineering surveying ship, two 350-feet drilling rigs, two Liftboats, four 200-feet drilling rigs, three land drilling rigs, 18 standby vessels, 3+1 barges (Indonesia), two deep-water AHTS vessels, LWD and VSP logging equipment, coiled tubing and fracturing equipment for oilfield production optimization. In addition, the Company will start constructing 16 offshore engineering supporting vessels and purchasing undersea cable equipment.

This announcement is made by order of the Board. The Directors of the Company shall be severally and jointly responsible for the accuracy of the announcement.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

29 January 2008

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

END